

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2014

Mr. R. Craig Owen
Senior Vice President and Chief Financial Officer
Southwestern Energy Company
2350 North Sam Houston Parkway East, Suite 125
Houston, Texas 77032

> **Re: Southwestern Energy Company**
> **Form 10-K for the Fiscal Year ended December 31, 2013**
> **Filed February 27, 2014**
> **File No. 001-08246**

Dear Mr. Owen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Business, page 3

Our Operations, page 11

Fayetteville Shale, page 11

1.   Please tell us the extent to which you have any proved undeveloped reserves as of December 31, 2013 assigned to undrilled locations on leases obtained from the Bureau of Land Management in the Ozark National Forest.

Financial Statements and Supplementary Data, page 64

Natural Gas and Oil Producing Activities (Unaudited), page 77

Natural Gas and Oil Reserve Quantities, page 79

2.   Please expand your disclosure of the changes in the net quantities of proved reserves to include an appropriate explanation of the significant changes relating to extensions, discoveries and other additions for the periods ending 2013, 2012 and 2011 to comply with the requirements in FASB ASC paragraph 932-235-50-5.

Exhibit 99.1

3.   Please reconcile for us each of the following differences between the reserves information as of December 31, 2013 presented in Exhibit 99.1 and the corresponding information presented in the filing on Form 10-K:

- o   Total proved undeveloped reserves of 2,376,582 MMcf of natural gas disclosed in Exhibit 99.1 compared to 2,736,582 MMcf of natural gas disclosed on page 79 of Form 10-K.

- o   Total undiscounted pre-tax future net revenue of $10,707,064 thousand dollars disclosed in Exhibit 99.1 compared to $10,102,110 thousand dollars derived from the future pre-tax cash inflows of $22,624,562 thousand dollars less the future production costs of $8,895,956 thousand dollars and the future development costs of $3,626,496 thousand dollars disclosed on page 80 of Form 10-K.

- o   Total proved present worth discounted at 10% (pre-tax PV-10) of $5,147 million dollars disclosed in Exhibit 99.1 compared to $5,129 million dollars on page 7 of Form 10-K.

4.   The reserves audit report discloses that the Company has included estimates of proved undeveloped reserves for certain locations that generate positive future net revenue but have negative present worth discounted at 10 percent (PV-10) based on year-end constant prices and costs. Please quantify for us the total number of locations and the net quantities of proved reserve attributable to locations with negative present worth discounted at 10% as of December 31, 2013. Also, please refer to Question 131.04 in the SEC Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and affirm management is committed to drilling all such proved undeveloped locations.   You may find the C&DIs on our website at the following address: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with any questions regarding the comments. Please contact me at (202) 551-3489 if you have other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant